# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Autolus Therapeutics plc, CIK 0001730463
CUSIP: 05280R100
Title of class of securities: American Depositary Shares, each representing one ordinary share, nominal value $0.000042 per share
Address of issuer's principal executive offices: The Media Works, 191 Wood Lane, London, United Kingdom (X0), W12 7FP
Date of event which requires filing of this statement: 11/06/2026
Filed by CIK 0001393818
Persons authorized to receive notices and communications: John G. Finley, Blackstone Inc., 345 Park Avenue, New York, New York (NY), 10154, 212-583-5000

## Reporting persons
- BXLS V - Autobahn L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 20,485,611; shared voting power 0; sole dispositive power 20,485,611; shared dispositive power 0; aggregate amount beneficially owned 20,485,611 (7.6% of the class)
- Blackstone Life Sciences Associates V (CYM) L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 20,485,611; shared voting power 0; sole dispositive power 20,485,611; shared dispositive power 0; aggregate amount beneficially owned 20,485,611 (7.6% of the class)
- BXLS V L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 20,485,611; shared voting power 0; sole dispositive power 20,485,611; shared dispositive power 0; aggregate amount beneficially owned 20,485,611 (7.6% of the class)
- Blackstone Holdings II L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 20,485,611; shared voting power 0; sole dispositive power 20,485,611; shared dispositive power 0; aggregate amount beneficially owned 20,485,611 (7.6% of the class)
- Blackstone Holdings I/II GP L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 20,485,611; shared voting power 0; sole dispositive power 20,485,611; shared dispositive power 0; aggregate amount beneficially owned 20,485,611 (7.6% of the class)
- Blackstone Inc. (CIK 0001393818): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 20,485,611; shared voting power 0; sole dispositive power 20,485,611; shared dispositive power 0; aggregate amount beneficially owned 20,485,611 (7.6% of the class)
- Blackstone Group Management L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 20,485,611; shared voting power 0; sole dispositive power 20,485,611; shared dispositive power 0; aggregate amount beneficially owned 20,485,611 (7.6% of the class)
- Stephen A. Schwarzman: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 20,485,611; shared voting power 0; sole dispositive power 20,485,611; shared dispositive power 0; aggregate amount beneficially owned 20,485,611 (7.6% of the class)

## Item 1. Security and Issuer
Title of class of securities: American Depositary Shares, each representing one ordinary share, nominal value $0.000042 per share
Name of issuer: Autolus Therapeutics plc
Address of issuer's principal executive offices: The Media Works, 191 Wood Lane, London, United Kingdom (X0), W12 7FP
Comment:
This Amendment No. 3 ("Amendment No. 3") to Schedule 13D relates to the Ordinary Shares, nominal value $0.000042 per share (the "Ordinary Shares") represented by American Depositary Shares (the "ADSs"), each of which represents one Ordinary Share of Autolus Therapeutics plc, a public limited company organized under the laws of England and Wales (the "Issuer"), and amends and supplements the initial statement on Schedule 13D filed on November 16, 2021, as amended by Amendment No. 1 filed on December 13, 2022, as amended by Amendment No. 2 filed on May 21, 2024 (as amended, the "Schedule 13D"). Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined in this Amendment No. 3 shall have the same meanings ascribed to them in the Schedule 13D.

This Amendment No. 2 is being filed to update the aggregate number of the Issuer's Ordinary Shares (including in the form of ADSs) beneficially owned by the Reporting Persons due to the expiration of the warrants issued pursuant to the Warrant Instrument, and not in connection with a purchase or disposition of any Ordinary Shares or ADSs by the Reporting Persons.

There is no CUSIP number assigned to the ordinary shares. CUSIP number 05280R 100 has been assigned to the ADSs of the Issuer, which are quoted on the Nasdaq Global Select Market under the symbol "AUTL." Each ADS represents the right to receive one Ordinary Share.

## Item 2. Identity and Background
Name of person filing:
Item 2 (a)-(f) of the Schedule 13D is hereby amended and restated as follows:

Each of the following is hereinafter individually referred to as a "Reporting Person" and collectively as the "Reporting Persons". This statement is filed on behalf of:

i. BXLS V - Autobahn L.P., a Delaware limited partnership;
ii. Blackstone Life Sciences Associates V (CYM) L.L.C., a Cayman Islands limited liability company;
iii. BXLS V L.L.C., a Delaware limited liability company;
iv. Blackstone Holdings II L.P., a Delaware limited partnership;
v. Blackstone Holdings I/II GP L.L.C., a Delaware limited liability company;
vi. Blackstone Inc., a Delaware corporation ("Blackstone");
vii. Blackstone Group Management L.L.C. a Delaware limited liability company (each of the entities in i-vii above, collectively, the "Blackstone Entities"); and
viii. Stephen A. Schwarzman, a United States citizen.

The principal business address of each of the Reporting Persons is c/o Blackstone Inc., 345 Park Avenue, New York, New York 10154. Information regarding each director and executive officer of Blackstone is set forth on the updated Schedule I attached hereto as Exhibit 99.1 and is incorporated herein by reference in this Item 2.
Residence or business address:
Blackstone Life Sciences Associates V (CYM) L.L.C. is the general partner of BXLS V - Autobahn L.P. The sole member of Blackstone Life Sciences Associates V (CYM) L.L.C. is BXLS V L.L.C. Blackstone Holdings II L.P. is the managing member of BXLS V L.L.C. The general partner of Blackstone Holdings II L.P. is Blackstone Holdings I/II GP L.L.C. The sole member of Blackstone Holdings I/II GP L.L.C. is Blackstone Inc. The sole holder of the Series II preferred stock of Blackstone Inc. is Blackstone Group Management L.L.C. Blackstone Group Management L.L.C. is wholly-owned by Blackstone's senior managing directors and controlled by its founder, Stephen A. Schwarzman.

The principal business of BXLS V - Autobahn L.P.is to invest in and assist early-stage and/or growth-oriented businesses in healthcare and life sciences. The principal business of Blackstone Life Sciences Associates V (CYM) L.L.C. is to act as the general partner of BXLS V - Autobahn L.P. and other affiliated Blackstone entities. The principal business of BXLS V L.L.C. is performing the functions of, and serving as, a sole member (or similar position) of and member or equity holder in Blackstone Life Sciences Associates V (CYM) L.L.C. and other affiliated Blackstone entities. The principal business of Blackstone Holdings II L.P. is performing the functions of, and serving as, a managing member (or similar position) of BXLS V L.L.C. and other affiliated Blackstone entities. The principal business of Blackstone Holdings I/II GP L.L.C. is performing the functions of, and serving as, the general partner (or similar position) of Blackstone Holdings II L.P. and other affiliated Blackstone entities. The principal business of Blackstone Inc. is performing the functions of, and serving as, the sole member of Blackstone Holdings I/II GP L.L.C., and in a similar capacity for other affiliated Blackstone entities. The principal business of Blackstone Group Management L.L.C. is performing the functions of, and serving as, the sole holder of the Series II preferred stock of Blackstone Inc. The principal occupation of Mr. Schwarzman is serving as an executive of Blackstone Inc. and Blackstone Group Management L.L.C.
Present principal occupation or employment: See Item 2(b) above.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons set forth on Schedule I attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons set forth on Schedule I attached hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: See row 6 of each cover page of this Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5(a) - (c) of the Schedule 13D are each hereby amended and restated in their entirety as follows:

Calculations of the percentage of the ADSs representing Ordinary Shares beneficially owned are based on 269,662,540 Ordinary Shares outstanding as of August 10, 2026 as reported by the Issuer in the Final Prospectus on Form 424B3 filed with the Securities and Exchange Commission on September 22, 2026.

The aggregate number and percentage of the ADSs representing Ordinary Shares beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

As of the date hereof, BXLS V - Autobahn L.P. directly beneficially owns 20,485,611 ADSs representing the same number of Ordinary Shares.

Each Reporting Person may be deemed to beneficially own the securities of the Issuer directly held by BXLS V - Autobahn L.P. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of the ADSs referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose and each of the Reporting Persons expressly disclaims beneficial ownership of such ADSs. The filing of this statement should not be construed to be an admission that any member of the Reporting Persons are members of a "group" for the purposes of Sections 13(d) and 13(g) of the Exchange Act.
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained in rows 7 through 10 of each of the cover pages hereto is hereby incorporated by reference into this Item 5(b).
Transactions in the class effected during the past sixty days: Except as set forth in this Schedule 13D, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any other person named in Schedule I, has effected any transaction in Ordinary Shares in the past 60 days.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented as follows:
On November 6, 2026, 3,265,306 ADSs subject to the Warrant Instrument expired.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended and supplemented to include the following exhibit:

Exhibit No. Description
99.1 Schedule I - Executive Officers and Directors of Blackstone Inc.
99.2 Joint Filing Agreement by and among the Reporting Persons

## Signatures
- BXLS V - Autobahn L.P.: By: /s/ Alicia Novak, Alicia Novak, Chief Compliance Officer of Blackstone Life Sciences Advisors L.L.C., on its behalf (11/10/2026)
- Blackstone Life Sciences Associates V (CYM) L.L.C.: By: /s/ Alicia Novak, Alicia Novak, Chief Compliance Officer of Blackstone Life Sciences Advisors L.L.C., on its behalf (11/10/2026)
- BXLS V L.L.C.: /s/ Alicia Novak, Alicia Novak, Authorized Signatory (11/10/2026)
- Blackstone Holdings II L.P.: By: /s/ Victoria Portnoy, Victoria Portnoy, Managing Director - Assistant Secretary of Blackstone Holdings I/II GP L.L.C., its general partner (11/10/2026)
- Blackstone Holdings I/II GP L.L.C.: By: /s/ Victoria Portnoy, Victoria Portnoy, Managing Director - Assistant Secretary (11/10/2026)
- Blackstone Inc.: By: /s/ Victoria Portnoy, Victoria Portnoy, Managing Director - Assistant Secretary (11/10/2026)
- Blackstone Group Management L.L.C.: By: /s/ Victoria Portnoy, Victoria Portnoy, Managing Director - Assistant Secretary (11/10/2026)
- Stephen A. Schwarzman: /s/ Stephen A. Schwarzman, Stephen A. Schwarzman (11/10/2026)